

16021555

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SEC Mail Processing Section

JUL 15 2016

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Centers of America

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 North 4th Street
(No. and Street)

Bismarck, ND 58501
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vanessa Lambrechts 310-899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500, Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vanessa Lambrechts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Centers of America, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VP, Controller

Title



Notary Public



ALEXIS S. PHILLIPS
Commission # 1994797
Notary Public - California
Los Angeles County
My Comm. Expires Oct 21, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Table of Contents



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investment Centers of America, Inc.:

We have audited the accompanying statement of financial condition of Investment Centers of America, Inc. (a wholly owned subsidiary of IFC Holdings, Inc.) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investment Centers of America, Inc. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
February 26, 2016

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	18,756,008
Restricted cash		8,194
Marketable securities		40,568
Commissions receivable		4,298,357
Clearing receivable		291,214
Investment advisory receivable		538,316
Forgivable notes receivable, net of accumulated amortization of $993,992		2,759,808
Other receivables		549,600
Receivables from registered representatives, net of allowance of $80,903		855,926
Due from affiliates		201,430
Income taxes receivable		852,694
Deferred tax assets		13,988,886
Fixed assets, net of accumulated depreciation of $881,520		77,191
Deferred compensation assets held in trust		4,210,109
Prepaid expenses and other assets		422,083
Goodwill		4,705,342
Total assets	$	52,555,726
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	4,242,695
Investment advisory payable		442,291
Accounts payable and other accrued expenses		5,605,932
Deferred compensation		4,210,109
Due to affiliates		1,377,553
Total liabilities		15,878,580
Stockholder's equity		36,677,146
Total liabilities and stockholder's equity	$	52,555,726

See accompanying notes to statement of financial condition.

(1) Organization

Investment Centers of America, Inc. (the Company) is a wholly owned subsidiary of IFC Holdings Inc. (IFC). IFC is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc, London, England. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), an introducing broker with the Commodity Futures Trading Commission (CFTC), and a member of the Financial Industry Regulatory Authority and the National Futures Association. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 26, 2016, the date the statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the statement of financial condition. No such events were identified.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $17,655,872 in money market accounts and $220,428 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Restricted Cash

The Company is required by its regulators, including the SEC and CFTC, to segregate cash to satisfy rules regarding the protection of customer assets. As of December 31, 2015, total cash of $8,194 is segregated into a separate account for the exclusive benefit of customers.

(c) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(d) Drafts Payable

Drafts payable represents amounts drawn by the Company pursuant to a sweep agreement with a bank. Under this agreement, the bank does not advance cash to the Company.

(e) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consisting primarily of computers, software, equipment, furniture, and fixtures are depreciated over three to

(Continued)

five years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(f) *Goodwill*

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012.

If the two-step goodwill impairment test is required, first, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

For 2015, the Company performed a qualitative assessment of goodwill and determined that it is more likely than not that the fair value of the Company is greater than the carrying amount. Accordingly, no impairment was recorded in 2015.

(g) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke (Holdco1), Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with BH1 is based on the separate return method and intercompany income taxes are settled on an

annual basis. The Company files combined state tax returns in approximately 25 states and separate state income tax returns for the other states in which the Company is required to file income tax returns.

(h) Receivable from Registered Representatives

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(i) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(j) Fair Value Measurements

The financial instruments of the Company are reported in the statement of financial condition at fair values. The Company has determined the fair value of money market funds, marketable securities, and investments held in the nonqualified deferred compensation plan using the market approach as these financial instruments trade in an active market. Cash and cash equivalents, restricted cash, commissions receivable, investment advisory receivable, receivable from registered representatives,

(Continued)

commissions payable, and investment advisory payable are reported at carrying amounts which approximates their fair value due to the short-term nature of the instruments.

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable notes	$	225,393
Allowance for doubtful accounts		30,914
Depreciation		24,732
Deferred compensation		13,508,402
Accrued vacation		89,895
Accrued bonus		62,760
Commission held		4,484
State NOL and State Tax Credits		62,791
Other		48,592
Total deferred tax assets		14,057,963
Deferred tax liabilities:		
Prepaids		(56,868)
Unrealized gain on marketable securities		(12,100)
Other		(109)
Total deferred tax liabilities		(69,077)
Net deferred tax assets	$	13,988,886

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

For tax purposes as of December 31, 2015, the Company recorded a deferred tax asset of $62,791 reflecting the benefit of $4,913 in state loss carryforwards and $96,260 in state tax credits, which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of State NOL	Amount of State Credits
0 – 5 years	$	—	32,576
6 – 7 years		—	18,196
8 – 10 years		4,869	27,294
11 – 12 years		44	18,194
	$	4,913	96,260

The Company has a state tax receivable of $378,409 and a federal income tax receivable of $474,285. As of December 31, 2015, there are no unrecognized tax benefits.

The federal income tax returns for 2012, 2013, and 2014 remain open to examination. The Company files income tax returns in all states. The Massachusetts income tax returns for tax years 2011 through 2013 are under examination by the Massachusetts Department of Revenue. The state income tax returns for 2012, 2013 and 2014 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

(4) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurement*. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds, marketable securities and investments held in the nonqualified deferred compensation plan and determined that based on the unadjusted quoted

market prices in active markets used to determine fair value that these are classified as Level 1 investments. All other financial instruments are classified as Level 2 investments.

(5) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain a minimum "net capital" equivalent to $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain a minimum net capital equal to the minimum net capital required under Rule 15c3-1. As of December 31, 2015, the Company had net capital of $11,231,744, which was $10,981,744 in excess of its requirement.

(7) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a period of time, generally five to seven years. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions, but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. However, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the note is amended, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. When it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

During 2015, forgivable notes receivable totaling $144,110 became fully amortized and were forgiven by the Company.

(8) Receivables from Registered Representatives and Allowance for Doubtful Accounts

Receivables from registered representatives with interest rates ranging from 3.00% to 5.25%. The receivables mature from January 20, 2016 through August 20, 2021	$	744,242
Other receivables from registered representatives		111,684
Receivables from registered representatives, net	$	855,926

(9) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	441,199
Office equipment, furniture, and fixtures		434,520
Computer hardware and software		82,992
Total fixed assets		958,711
Less accumulated depreciation		(881,520)
Fixed assets, net	$	77,191

(10) Defined Contribution Plans

The Company participates with IFC in a defined contribution retirement plan covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(11) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company. Jackson allocates the shared services expense based on percentage of time spent on the activity.

Pursuant to the tax-sharing agreement, the Company paid $4,917,000 for federal income taxes for the year ended December 31, 2015.

(12) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain registered representatives of the Company. Effective April 1, 2004, all plan assets were frozen and are included as an asset and a corresponding liability. The asset and liability for the plan are each $4,210,109 as of December 31, 2015, and are included in deferred compensation held in trust in the accompanying consolidated statement of financial condition.

A contributions made after April 1, 2004 are transferred to Jackson for the purpose of facilitating administration of the plan. The Company's annual contributions are based on commission revenue production of participating registered representatives during the year.

(13) Commitments and Contingencies

(a) Leases

The Company leases its primary premises under an operating lease, which expires December 31, 2016. The lease agreement provides for rental escalations over the term of the operating lease. The Company recognizes the rental increases over the term of the lease on a straight-line basis.

(b) Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.